EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Magal S3 to Present at the 28th Annual Roth Conference
on Tuesday, March 15, 2016

Magal S3 to also release 4th quarter and 2015 annual results on Tuesday, March 29th 2016

YAHUD, ISRAEL, March 8th 2016 - Magal S3 (NASDAQ GMS: MAGS, TASE: MAGS) today announced that it will participate at the 28th Annual Roth Conference to be held between March 13 - 16, 2016 at the Ritz Carlton hotel in Dana Point, California.

Magal’s CEO Mr. Saar Koursh is scheduled to present on Tuesday, March 15, 2016 at 8 am Pacific Time.

At the conference there will be an opportunity for investors to meet one-on-one with Mr. Saar Koursh. Interested investors should contact the conference organizers at Roth or the Investor Relations team at Magal.

Furthermore, Magal intends to publish its fourth quarter and the full 2015 results on Tuesday, March 29th, 2016.

The Company will hold an investors’ conference call on the same day, at 10 am Eastern Time.

Investors’ Conference Call Information:

To participate, please call one of the following teleconferencing numbers.  Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
Israel Dial-in Number: 03 918 0609
UK Dial-in Number: 0 800 917 5108
International Dial-in Number:  +972 3 918 0609
at:

10 am Eastern Time; 7 am Pacific Time; 3 pm UK Time; 5 pm Israel Time

A replay link of the call will be available from the day after the call on www.magal-s3.com.

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 45 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries - under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G - our 4th generation, cutting-edge PSIM+SIEM platform. The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd. Saar Koursh, CEO Tel: +972-3-539-1421 Assistant: Ms. Elisheva Almog E-mail: ElishevaA@magal-s3.com Web: www.magal-s3.com	GK Investor Relations Ehud Helft Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com